SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Cascade Microtech, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147322 10 1

(CUSIP Number)

November 14, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 147322 10 1	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Delafield Hambrecht, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,524,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,524,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,524,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 147322 10 1	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DH Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,499,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,499,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP NO. 147322 10 1	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Delafield Hambrecht Partners Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,499,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,499,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 147322 10 1	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John D. Delafield
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,588,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,588,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).	Name of Issuer:

Cascade Microtech, Inc.

Item 1(b).	Address of Principal Executive Offices of Issuer:

2430 N.W. 206th Avenue
Beaverton, OR 97006

Item 2(a).	Name of Person(s) Filing:

Delafield Hambrecht, Inc. (“DHI”)
DH Partners, LLC (“DHP”)
Delafield Hambrecht Partners Fund (“DHPF”)
John D. Delafield

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is 1301 Second Avenue, Suite 2850, Seattle, WA 98101.

Item 2(c).	Citizenship:

Delafield Hambrecht, Inc.:	Delaware
DH Partners, LLC:	Delaware
Delafield Hambrecht Partners Fund:	Delaware
John D. Delafield:	United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

147322 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Delafield Hambrecht, Inc.:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

DH Partners, LLC:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Delafield Hambrecht Partners Fund:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

John D. Delafield:

Not applicable.

Item 4.	Ownership.

The following percentage interest calculations for each of the Reporting Persons are based on the Issuer having 14,136,106 shares of common stock outstanding as of November 15, 2011:

DHPF. DHFP owns beneficially 1,499,460 shares of the Issuer’s common stock, which constitutes approximately 10.6% of the outstanding shares such stock. DHPF, DHP, DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

DHP. Because of its position as the sole general partner of DHPF, DHP may be deemed to be a beneficial owner of the 1,499,460 shares beneficially held by DHPF; therefore, DHP may be deemed to be the beneficial owner of 10.6% of the outstanding shares of the Issuer’s common stock. DHPF, DHP, DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

DHI. Because of its position as the manager of DHP, DHI may be deemed to be a beneficial owner of the 1,499,460 shares beneficially held by DHP; DHI is also the beneficial owner of an additional 25,000 shares. Therefore, DHI may be deemed to be the beneficial owner of 1,524,460 shares representing 10.8% of the outstanding shares of the Issuer’s common stock. DHPF, DHP, DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,499,460 shares held by DHPF; DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of the 25,000 shares held by DHI.

John D. Delafield. Because of his position as the control person of DHI, Mr. Delafield may be deemed to be beneficial owner of the 1,524,460 shares beneficially owned by DHI. Mr. Delafield also beneficially owns 64,000 additional shares, of which 1,500 shares are held of record by his spouse. Therefore, Mr. Delafield may be deemed to be the beneficial owner of 1,588,460 shares representing 11.2% of the outstanding shares of the Issuer’s common stock. DHPF, DHP, DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,499,460 shares held by DHPF; DHI and Mr. Delafield share the power to vote or to direct the vote and to dispose or to direct the disposition of the 25,000 shares held by DHI; Mr. Delafield shares the power to vote or to direct the vote and to dispose or to direct the disposition of 1,500 shares held by his wife and has sole power to vote or to direct the vote and to dispose or to direct the disposition of 62,500 shares held in his name.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a.11.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2011

DELAFIELD HAMBRECHT, INC.

By:	/s/ John D. Delafield
John D. Delafield, Chairman

DH PARTNERS, LLC

By Delafield Hambrecht, Inc., its Sole Manager

By:	/s/ John D. Delafield
John D. Delafield, Chairman Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT PARTNERS FUND

By DH Partners, LLC, its General Partner

By Delafield Hambrecht, Inc., Sole Manager of DH Partners, LLC

By:	/s/ John D. Delafield
John D. Delafield, Chairman Delafield Hambrecht, Inc.

JOHN D. DELAFIELD

/s/ John D. Delafield
John D. Delafield